Exhibit 99.1

COLLABRIUM JAPAN ACQUISITION CORPORATION

CONDENSED UNAUDITED FINANCIAL STATEMENTS

COLLABRIUM JAPAN ACQUISITION CORPORATION

Index to financial statements

Page
Financial Statements
Condensed Balance Sheets as of March 31, 2014 (unaudited) and September 30, 2013	F-3
Condensed Statements of Operations for the six months ended March 31, 2014 and 2013	F-4
Condensed Statements of Cash Flows for the six months ended March 31, 2014 and 2013	F-5
Notes to Condensed Unaudited Financial Statements	F-6

F-2

COLLABRIUM JAPAN ACQUISITION CORPORATION

CONDENSED BALANCE SHEETS

	March 31,	September 30,
	2014	2013
	(Unaudited)
ASSETS
Current assets:
Cash held in bank	$15,803	$127,536
Interest on cash held in trust account	950	15,733
Prepaid expense	33,500	-
Total current assets	50,253	143,269

Long-term assets:
Cash held in trust account	25,082,968	43,370,000
TOTAL ASSETS	$25,133,221	$43,513,269

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$60,219	$-
Accrued expenses (related party)	55,000	32,500
Advance from related party	773,348	379,906
Total current liabilities	888,567	412,406
Long-term liabilities:
Warrant liability	2,494,000	3,948,533
TOTAL LIABILITIES	3,382,567	4,360,939

COMMITMENTS
Ordinary shares subject to possible conversion: 1,500,132 and 3,184,175 shares at conversion value at March 31, 2014 and September 30, 2013	15,490,652	32,892,328

STOCKHOLDERS' EQUITY
Preferred stock (no par value), unlimited shares authorized; 0 shares issued or outstanding	-	-
Ordinary shares (no par value), unlimited shares authorized; 2,328,931 and 2,415,825 shares issued and outstanding (excluding 1,500,132 and 3,184,175 shares subject to possible conversion or tender) as of March 31, 2014 and September 30, 2013, respectively	-	-
Additional paid-in capital	9,775,383	10,660,739
Accumulated deficit	(3,515,381)	(4,400,737)
TOTAL STOCKHOLDERS’ EQUITY	6,260,002	6,260,002
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$25,133,221	$43,513,269

The accompanying notes are an integral part of the financial statement

F-3

COLLABRIUM JAPAN ACQUISITION CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended March 31,
	2014	2013
Operating expenses
Formation costs and operating expenses	$570,439	$188,212
Loss from operations	(570,439)	(188,212)

Other income (expenses)
Interest income	1,262	7,545
Change in fair value of warrant liability	1,454,533	(3,503,817)
Total other income (expenses)	1,455,795	(3,496,272)
Net income (loss)	$885,356	(3,684,484)

Earnings (loss) per common share outstanding, basic and diluted	$0.37	$(1.66)

Weighted average number of common shares outstanding, basic and diluted	2,383,836	2,217,697

The accompanying notes are an integral part of the financial statements

F-4

 COLLABRIUM JAPAN ACQUISITION CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended March 31,
	2014	2013
Cash flows from operating activities:
Net income (loss)	$885,356	$(3,684,484)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of warrant liability	(1,454,533)	3,503,817
Changes in operating assets and liabilities:
Interest reinvested in trust account	(777)	(7,545)
Prepaid expense	(33,500)	-
Accounts payable	60,219	-
Accrued expenses (related party)	22,500	37,500
Net cash used in operating activities	(520,735)	(150,712)

Cash flows from investing activities:
Principal deposited in trust account	-	(43,370,000)
Withdrawal from trust account	18,302,592	-
Net cash provided by (used in) investing activities	18,302,592	(43,370,000)

Cash flows from financing activities:
Proceeds from public offering, net of offering costs of $1,016,098	-	40,983,902
Proceeds from sale of private placement warrants	-	2,700,000
Proceeds from underwriters unit purchase option	-	100
Advance from related party	393,442	76,082
Redemption of ordinary shares	(18,287,032)	-
Repayment of an advance to shareholder	-	(22,876)
Repayment of note payable to shareholders	-	(25,000)
Net cash (used in) provided by financing activities	(17,893,590)	43,712,208

Net (decrease) increase in cash	(111,733)	191,496
Cash at beginning of the period	127,536	18,495
Cash at end of the period	$15,803	$209,991

The accompanying notes are an integral part of the financial statements

F-5

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

Note 1 — Organization, Plan of Business Operations and Going Concern

Collabrium Japan Acquisition Corporation (the “Company”) was incorporated in the British Virgin Islands on February 8, 2012 as a business company with limited liability formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities (a “Business Combination”).

All activity through March 31, 2014 relates to the Company’s formation, initial public offering (“Public Offering”) and identifying and investigating prospective target businesses with which to consummate a Business Combination. On October 24, 2012, the Company changed its fiscal year-end from December 31 to September 30.

The registration statement (“Registration Statement”) for the Public Offering was declared effective on October 18, 2012. On October 24, 2012, the Company consummated the Public Offering and received proceeds, net of underwriter’s discount, of approximately $39 million from the issuance of 4,000,000 Units and simultaneously received $2.7 million from the issuance of 3,600,000 warrants (“Insider Warrants”) in a private placement (the “Private Placement”) to the Company’s initial shareholders (“Initial Shareholders”).  On November 29, 2012, the Company consummated the closing of the sale of an additional 200,000 Units which were sold subject to the underwriter’s over-allotment option (“Overallotment”) and the Company received proceeds, net of underwriter’s discount, of approximately $1.9 million. The Public Offering and the Overallotment are collectively referred to as the “Offering.”

On November 29, 2012, 133,333 ordinary shares held by the Initial Shareholders were forfeited because the underwriter over-allotment option expired and was not fully exercised.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to affect a Business Combination successfully. Upon the closing of the Public Offering including the closing of a portion of the over-allotment option, approximately $43.4 million (approximately $10.33 per Public Share sold), including the proceeds of the Private Placement, was held in a trust account (“Trust Account”) and is invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. treasuries until the earlier of the consummation of the initial Business Combination and the Company’s failure to consummate a Business Combination within the prescribed time. Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. The Company’s Chairman of the Board and the Company’s Chief Executive Officer have agreed that they will be jointly and severally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company. However, they may not be able to satisfy those obligations should they arise. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. In addition, (1) interest income on the funds held in the Trust Account can be released to the Company to pay its income and other tax obligations and (2) interest income on the funds held in the Trust Account can be released to the Company to pay for its working capital requirements in connection with searching for a Business Combination.

The Company’s securities are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company completes a Business Combination with must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account less the deferred commission and amounts to pay tax obligations at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance.

The Company determined it was a foreign private issuer (“FPI”) prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Business Combination. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. On such date, if the Company no longer qualifies as an FPI (as set forth in Rule 3b-4 of the Exchange Act), the Company will then become subject to the U.S. domestic issuer rules as of the first day of its fiscal year following the determination date.

F-6

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account (initially approximately $10.33 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). In no event will the Company consummate an initial Business Combination and allow redemptions of public shares such that the Company would have less than $5,000,001 in net tangible assets. All of the Initial Shareholders waived any redemption rights they may have in connection with the initial Business Combination pursuant to letter agreements executed prior to the Public Offering.

Notwithstanding the foregoing redemption rights, if the Company is no longer an FPI and the Company seeks shareholder approval of its initial Business Combination and it does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Company’s memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 19.9% of the shares sold in the Public Offering.

Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, if the Company anticipated that it would not be able to consummate a Business Combination by January 24, 2014, the Company was permitted to extend the period of time to consummate a Business Combination by up to an additional 90 days by offering Public Shareholders the right to have their shares redeemed for a pro rata portion of the amount then on deposit in the Trust Account; provided that the Company would not extend the period of time to consummate Business Combination if it caused the Company to have less than $5,000,001 of net tangible assets.  The Company determined that it would not complete an initial Business Combination by January 24, 2014.  Accordingly, on December 23, 2013, the Company commenced a tender offer in connection with taking advantage of the full 90-day period (the “Extension Tender”).  On January 24, 2014, the Company consummated the Extension Tender and in connection therewith took advantage of the full 90-day period.  The Company redeemed 1,770,937 public shares in the Extension Tender for an aggregate purchase price of $18,287,032 which funds were paid from the Trust Account. Accordingly, the Company had until April 24, 2014 to consummate an initial Business Combination.

Accordingly, at March 31, 2014 and September 30, 2013, 1,500,132 and 3,184,175 public shares, respectively, were classified outside of permanent equity at redemption value because the redemption rights are subject to the occurrence of uncertain events that are outside of the Company’s control.  The number of common shares, which could be subject to possible conversion, will change depending on factors (e.g. expenses, changes in fair value of the warrant liability, etc.), which affect the Company’s tangible net asset value. The redemption value per share at March 31, 2014 and September 30, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account (approximately $10.33 per share at March 31, 2014 and September 30, 2013).

On April 21, 2014, the Company held a meeting of shareholders (the “Meeting”). At the Meeting, shareholders approved the following:

●	an amendment to the Company’s amended and restated memorandum and articles of association (“Charter”) to extend the current date by which the Company must consummate its initial business combination provided therein from April 24, 2014 to August 24, 2014 by providing that any shareholder voting in favor of the extension of the current termination date to August 24, 2014 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of the Company would similarly be delayed (the “Extension Amendment”); and

●	an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), entered into at the time of the Company’s initial public offering (the “IPO”) governing the funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $12,582,968 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares, no par value (the “Ordinary Shares”), originally comprising part of the units sold in IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the extension amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of April 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to August 24, 2014 (the “IMTA Amendment”).

F-7

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

In connection with the Extension Amendment and the IMTA Amendment and running concurrently with the proxy solicitation for the Meeting, the Company offered its shareholders the opportunity to redeem their Public Shares for a pro-rata portion of the Trust Account as required by its Charter. The Company offered this redemption right through an issuer tender offer (the “Tender Offer”) conducted in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended. Subject to the terms and conditions of the Tender Offer, the Company offered to purchase up to 1,218,549 Ordinary Shares at a purchase price of $10.32619 per share, net to the seller in cash, without interest, for a total Purchase Price of up to $12,582,968. Holders of the Public Shares were entitled to participate in the Tender Offer regardless of whether they voted for or against the Extension Amendment and the IMTA Amendment. The Company’s obligation to purchase shares in the Tender Offer was subject to certain conditions, including that no more than 1,218,549 Ordinary Shares were validly tendered and not properly withdrawn and that shareholders approved the Extension Amendment and the IMTA Amendment. Upon the expiration of the Tender Offer at 11:59 p.m., New York City Time, on April 23, 2014, the conditions to the Tender Offer were satisfied and the Company subsequently accepted for purchase 9 Ordinary Shares that were properly tendered and not properly withdrawn for an aggregate purchase price of $92.94.

On April 24, 2014, promptly after the expiration of the Tender Offer:

●	Persons acting on behalf of the holders of the Ordinary Shares issued prior to the Company’s IPO contributed to the Company $0.20 for each of the 2,429,054 Public Shares that were not purchased in the Tender Offer, or an aggregate of approximately $485,811 (the “Contribution”). The amount of the Contribution was delivered directly to, and deposited in, the Trust Account.

●	The Company and Continental executed the IMTA Amendment. In accordance with the IMTA, as amended, an amount equal to $92.94 was disbursed from the Trust Account and delivered to the depositary agent for the Tender Offer for distribution to the holders of the Ordinary Shares accepted for purchase in the Tender Offer.

●	The Company filed with the BVI Registrar of Corporate Affairs an amended and restated memorandum and articles of association reflecting the Extension Amendment. The amended and restated memorandum and articles of association became effective immediately upon filing.

The automatic redemption provisions of the Charter still apply in respect of the shareholders who did not vote in favor of the Extension Amendment, and such shareholders will receive the applicable pro rata amount of the Trust Account (excluding the amount of the Contribution) on the original termination date of April 24, 2014. Shareholders who voted for the Extension Amendment have simply deferred such right until August 24, 2014 and had a right to receive a pro rata share of the Contribution.

Because of the Contribution, the redemption amount per share in any tender offer conducted in connection with a proposed initial business combination or in the event of the Company’s liquidation if an initial business combination is not completed by August 24, 2014 will be approximately $10.526 per share.

On August 18, 2014, the Company held a meeting of shareholders. The shareholders approved the following:

●	an amendment to the Company’s Charter to extend the current date by which the Company must consummate its initial business combination provided therein from August 24, 2014 to February 24, 2015 by providing that any shareholder voting in favor of the extension of the current termination date to February 24, 2015 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of the Company would similarly be delayed (the “updated Extension Amendment”); and

●	an amendment to the IMTA, by and between the Company and the Continental, entered into at the time of the Company’s IPO and previously amended on April 24, 2014, governing the funds held in the Trust Account to (i) permit the withdrawal and distribution of an amount not to exceed $14,168,684 (the “updated Withdrawal Amount”) from the Trust Account to those persons holding the Ordinary Shares originally comprising part of the Public Shares who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of August 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to February 24, 2015 (the “updated IMTA Amendment”).

F-8

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

In connection with the updated Extension Amendment and the updated IMTA Amendment, the Company offered its shareholders the opportunity to redeem their Public Shares for a pro-rata portion of the Trust Account as required by its Charter. The Company offered this redemption right through an issuer tender offer (the “Updated Tender Offer”) conducted in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended. Subject to the terms and conditions of the Updated Tender Offer, the Company offered to purchase up to 1,346,041 Public Shares at a purchase price of $10.52619 per share, net to the seller in cash, without interest, for a total purchase price of up to $14,168,684. Holders of the Public Shares were entitled to participate in the Updated Tender Offer regardless of whether they voted for or against the updated Extension Amendment and the updated IMTA Amendment. The Company’s obligation to purchase shares in the Updated Tender Offer was subject to certain conditions, including that no more than 1,346,041 Ordinary Shares were validly tendered and not properly withdrawn and that shareholders approved the updated Extension Amendment and the updated IMTA Amendment. Upon the expiration of the Updated Tender Offer at 11:00 a.m., New York City Time, on August 22, 2014, the conditions to the Updated Tender Offer were satisfied and the Company subsequently accepted for purchase all 979,633 Ordinary Shares that were properly tendered and not properly withdrawn for an aggregate purchase price of $10,311,803.

On August 22, 2014, promptly after the expiration of the Updated Tender Offer:

●	In accordance with the executed IMTA, as amended, an amount equal to $10,311,803 was disbursed from the Trust Account and delivered to the depositary agent for the Updated Tender Offer for distribution to the holders of the Ordinary Shares accepted for purchase in the Updated Tender Offer.

●	The Company filed with the BVI Registrar of Corporate Affairs an amended and restated memorandum and articles of association reflecting the Extension Amendment. The amended and restated memorandum and articles of association became effective immediately upon filing.

The Company incurred a net loss from operations of $0.6 million for the six months ended March 31, 2014. At March 31, 2014, the Company had approximately $25.1 million of cash (including amounts in the Trust of approximately $25.1 million) and a working capital deficiency of $0.8 million. The Company’s accumulated deficit aggregated approximately $3.5 million at March 31, 2014.

As of August 31, 2014, the Company had approximately $15.3 million of cash (including amounts in the Trust of approximately $15.3 million).

The Company has principally financed its operations from inception using proceeds from sales of its equity securities in a public offering (see Note 3) and loans from shareholders (see Note 6). The Company anticipates that in order to fund its working capital requirements, it will need to use all of the remaining funds not held in trust and the interest earned on the funds held in the trust account. The Company may need to enter into contingent fee arrangements with its vendors or raise additional capital through loans or additional investments from its Founders, officers, directors, or third parties. None of the Founders, officers or directors is under any obligation to advance funds to, or invest in, us. Accordingly, significant uncertainties include the inability to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and controlling overhead expenses. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These condensed financial statements do not include any adjustments relating to the recovery of assets or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 — Significant Accounting Policies

Basic of Presentation

The accompanying condensed unaudited financial statements are presented in US Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and footnotes required by US GAAP. In the opinion of management all adjustments (consisting of normal accruals) considered fair presentation have been included. Operating results for the period ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ended September 30, 2014 or any other period. This report should be read in conjunction with the Company’s Annual Report on Form 20-F filed on February 18, 2014, which does contain the complete information and disclosure for the year ended September 30, 2013.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash deposits with major financial institutions.

F-9

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

Cash Held in Trust

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering and the Private Placement and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested primarily in a highly liquid treasury bills.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.  Significant estimates include the valuation of the warrant liability and value of the unit purchase option issued to the underwriter.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Warrant Liability

The Company accounts for the 4,200,000 warrants issued in connection with the Public Offering and the 3,600,000 warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The warrants amounted to $2,494,000 and $3,948,533 at March 31, 2014 and September 30, 2013, respectively.

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument's expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s stock price over the expected term, expected time to complete an acquisition and estimated probability of completing a successful acquisition.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

The inputs to the model were as follows:

	March 31, 2014	September 30, 2013
The Company’s stock price	$10.35	$10.19
Dividend yield (per share)	N/A	N/A
Risk-free interest rate	1.73%	1.40%
Expected volatility rate	18.08%	25.63%
Expected term	5.23	5.73

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification Topic 740 “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

F-10

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company has identified the British Virgin Islands as it’s only ‘‘major’’ tax jurisdiction, as defined. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the six months ended March 31, 2014. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Earnings (loss) per Share

The Company complies with accounting and disclosure requirements of ASC 260, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing net income (loss) attributable to outstanding ordinary shares by the weighted-average number of outstanding ordinary shares during the period. Ordinary shares subject to possible redemption at March 31, 2014 and 2013 of 1,500,132 and 3,253,818, respectively, have been excluded from the calculation of basic earnings (loss) per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Earnings (loss) per share assuming dilution would give effect to dilutive options, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 7,800,000 ordinary shares and an option to purchase 400,000 Units in the calculation of diluted earnings (loss) per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Common Stock Subject to Possible Conversion

There are 1,500,132 and 3,184,175 ordinary shares at March 31, 2014 and September 30, 2013, respectively, as part of Units (the “Units”) issued in the Public Offering, which contained a conversion feature, which are subject to redemption. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), approximates the carrying amounts represented in the balance sheet.

Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” The update removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. In addition, the update adds an example disclosure in Risks and Uncertainties (Topic 275) to illustrate one way that an entity that has not begun planned principal operations could provide information about the risks and uncertainties related to the company’s current activities. Furthermore, the update removes an exception provided to development stage entities in Consolidations (Topic 810) for determining whether an entity is a variable interest entity—which may change the consolidation analysis, consolidation decision, and disclosure requirements for a company that has an interest in a company in the development stage. The update is effective for the annual reporting periods beginning after December 15, 2014, including interim periods within that reporting period.  The Company has elected to adopt the provisions of this ASU early, accordingly all of the past disclosures and presentations on development stage accounting have been eliminated.

The Company has evaluated all other recent accounting pronouncements, which are not expected to have a material impact on the financial statements upon adoption.

F-11

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

Subsequent Events

Management evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, management did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the interim financial statements, except as disclosed elsewhere in Notes 1 and Note 9.

Note 3 — Public Offering and Private Placement

On October 24, 2012, the Company sold 4,000,000 Units at an offering price of $10.00 per Unit generating gross proceeds of $40 million or net proceeds of approximately $39.4 million in the Public Offering. On November 29, 2012, the Company consummated the closing of the sale of 200,000 Units at an offering price of $10.00 per Unit, which were sold pursuant to the underwriter’s over-allotment option in the Public Offering, generating net proceeds of approximately $1.9 million.

Each Unit consists of one ordinary share in the Company and one Warrant (“Warrants”) to purchase one ordinary share. Each Warrant entitles the holder to purchase one ordinary share at a price of $11.50 commencing on the later of the completion of an initial Business Combination and October 18, 2013 and expiring five years from the completion of an initial Business Combination, or earlier upon redemption. The Company may redeem the Warrants at a price of $0.01 per Warrant upon 30 days’ notice only in the event that the last sale price of the ordinary shares (or the closing bid price of the ordinary shares in the event the ordinary shares are not traded on any specific trading day) is at least $17.50 per share for any 20 trading days within a 30-trading day period (“30-Day Trading Period”) ending on the third day prior to the date on which notice of redemption is given and there is a current registration statement in effect with respect to the ordinary shares underlying such Warrants during the 30-Day Trading Period and continuing until the date of redemption.

In accordance with the Warrant Agreement relating to the Warrants sold and issued in the Public Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. There are no contractual penalties for failure to deliver securities if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the Warrant exercise.

However, if a registration statement covering the ordinary shares issuable upon exercise of the Warrants and a prospectus relating to such ordinary shares has not been declared effective within 90 days following the closing of the Business Combination, commencing on that day, warrant holders may, until such time as there is an effective registration statement and during any period thereafter when the Company has failed to maintain an effective registration statement, exercise warrants on a cashless basis.

Simultaneously with the consummation of the Public Offering, the Company consummated the Private Placement with the sale of 3,600,000 Warrants (“Private Placement Warrants”) to its initial shareholders at a price of $0.75 per warrant, generating total proceeds of $2.7 million. The Private Placement Warrants are identical to the Warrants sold to public investors in the Public Offering except that: (i) the Private Placement Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, (ii) the Private Placement Warrants are non-redeemable and (iii) the Private Placement Warrants are exercisable on a “cashless” basis, in each case, if held by the initial holders or permitted assigns. The Initial Shareholders have agreed that the Private Placement Warrants (including the ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or saleable (except to certain permitted transferees) until 30 days after the completion of an initial Business Combination.

Note 4 — Accrued Expenses (related party)

As of March 31, 2014, the Company has accrued rent expenses of $55,000.  The Company currently rents space provided by Collabrium Advisors LLP – an affiliate of Mr. Andrew Williams, the Company’s Chairman.

Note 5 — Advances (related party)

The Company’s Chief Executive Officer, Mr. Koji Fusa has paid on behalf of the Company, expenses for costs incurred for travel and other expenses relating to origination of a potential target, site visits, conferences, investor meetings and rent space provided by Eureka Company Limited – an Affiliate of Mr. Koji Fusa. As of March 31, 2014, the Company recorded as advances relating to these costs an aggregate of $773,348.

F-12

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

Note 6 — Commitments

The Initial Shareholders and holders of the Private Placement Warrants (or underlying ordinary shares) are entitled to demand certain “piggy-back” registration rights with respect to the initial shares and the Private Placement Warrants (or underlying ordinary shares) as well as any other warrants that may be issued to them (or underlying ordinary shares) pursuant to an agreement signed on the October 18, 2012.

The Company sold to the underwriter, for $100, an option to purchase up to 400,000 Units at $15.00 per Unit. The underwriter’s Unit purchase option is exercisable starting on the later of the completion of a Business Combination or October 18, 2013 and ending on October 17, 2017. The Units issuable upon exercise of this option are identical to those sold in the Public Offering. The Company accounted for the fair value of the Unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this Unit purchase option was approximately $255,000 (or $0.64 per Unit) using a Black-Scholes option-pricing model. The fair value of the Unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 20%, (2) risk-free interest rate of 0.86% and (3) expected life of five years. The Unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option, such that the holder may use the appreciated value of the Unit purchase option (the difference between the exercise prices of the Unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the Unit purchase option without the payment of any cash. The Company will have no obligation to net cash settle the exercise of the Unit purchase option or the Warrants underlying the Unit purchase option. The holder of the Unit purchase option will not be entitled to exercise the Unit purchase option or the Warrants underlying the Unit purchase option unless a registration statement covering the securities underlying the Unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the Unit purchase option or underlying Warrants, the Unit purchase option or Warrants, as applicable, will expire worthless.

The Company presently occupies office space provided by Collabrium Advisors LLP – an affiliate of Mr. Andrew Williams, the Company’s Chairman, and Eureka Company Limited – an Affiliate of Mr. Koji Fusa, the Company’s Chief Executive Officer. Such affiliates have agreed that beginning October 18, 2012, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliates an aggregate of $7,500 per month for such services commencing on November 1, 2012. As of March 31, 2014, the Company has accrued expenses of $55,000 related to these services.

Note 7 — Shareholders’ Equity

Preferred Stock

The Company’s amended and restated memorandum and articles of association authorizes the issuance of an unlimited number of preferred shares divided into five classes, Class A through Class E each with such designation, rights and preferences as may be determined by our board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares

The Company is authorized to issue an unlimited number of ordinary shares with no par value per share.

In connection with the organization of the Company, a total of 1,533,333 ordinary shares were sold to the founders (“Initial Shareholders”) at a price of approximately $0.02 per share for an aggregate of $25,000 (the “Initial Shares”).   As a result of the partial exercise of the over-allotment option by the underwriter in the Public Offering, the Company’s Initial Shareholders were required to forfeit an aggregate of 133,333 Initial Shares on November 29, 2012. Share amounts have been retroactively restated to reflect the forfeiture in the accompanying financial statements.

The Initial Shareholders have agreed not to transfer, assign or sell any of the Initial Shares (except to permitted transferees) until (i) with respect to 20% of such shares, upon consummation of an initial Business Combination, (ii) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (iii) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (iv) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination, (v) with respect to 20% of such shares, when the closing price of the Company’s ordinary shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of an initial Business Combination and (vi) with respect to 100% of such shares, immediately if, following a Business Combination, the Company engages in a subsequent transaction (1) resulting in its shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of the Company’s board of directors or management team in which the company is the surviving entity.

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COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements

The Company has adopted ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The adoption of ASC 820 did not have an impact on the Company’s financial position or results of operations.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS 13. ASC 820-10 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions, about market participant assumptions, that are developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820-10 are described below:

●	Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●	Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

●	Level 3 Inputs that are both significant to the fair value measurement and unobservable. These inputs rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2014, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	March 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
Description	2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Investments held in trust	$25,083,918	$25,083,918	$-	$-
Liabilities:
Warrant liability	$2,494,000	$-	$-	$2,494,000

F-14

COLLABRIUM JAPAN ACQUISITION CORPORATION

NOTES TO THE CONDENSED UNAUDITED FINANCIAL STATEMENTS

Level 3 financial liabilities consist of the warrant liabilities for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate. The table below provides a reconciliation of the beginning and ending balances for the fair value of the derivative liabilities measured using unobservable inputs (Level 3):

Balance – September 30, 2013	$3,948,533
Change in fair value	(1,454,533)
Balance – March 31, 2014	$2,494,000

Note 9 — Subsequent Events

On September 3, 2014, the Company requested a hearing to appeal the Nasdaq staff’s determination to delist the Company’s securities for failure to comply with Listing Rule 5550(a) (3), which requires the Company to have at least of 300 public holders for continued listing on the NASDAQ Capital Market. The hearing is scheduled for October 16, 2014. The Company intends to present a plan to regain compliance with all of the Nasdaq Listing Rules. However, there can be no assurance that the Company will be successful in its appeal of the delisting determination. The Company’s securities continue to trade on the Nasdaq Capital Market while the appeal is pending.

On October 2, 2014, the Company received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with two of Nasdaq’s continued listing requirements. The Notice stated that the Company failed to file a Form 6-K that includes an interim balance sheet and income statement for the second quarter ended March 31, 2014 no later than six months after the end of such quarter, as required by Listing Rule 5250(c)(2) (the “Six Month Financials Rule”). The Notice also stated that the Company failed to solicit proxies and hold an annual meeting of shareholders within 12 months after its fiscal year ended September 30, 2013, as required by Listing Rules 5620(a) and (b) (the “Annual Meeting Rule”).

F-15